                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)
                                   -----------

                            TYLER TECHNOLOGIES, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902184100
                  ---------------------------------------------
                                 (CUSIP Number)


           Mr. William D. Oates, 2911 Turtle Creek Blvd., Suite 1100,
                      Dallas, Texas 75219, (214) 520-1660
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                               (PAGE 1 OF 5 PAGES)




--------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13D
-------------------                                            -----------------
CUSIP NO. 902184100                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     William D. Oates
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF: OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 6,220,374
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  0
        EACH               -----------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  4,620,374
        WITH               -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,220,374
 -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILING OUT!


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                                  SCHEDULE 13D

CUSIP NO. 902184100                                            Page 3 of 5 Pages


Item 1.  Security and Issuer.

         This Schedule 13D, Amendment No. 1 (this "Filing"), relates to the Common Stock, $0.01 par value ("Tyler Common Stock") of Tyler Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 2800 West Mockingbird Lane, Dallas, Texas 75235. The purpose of this Filing is to report a decrease in William D. Oates' beneficial ownership of Tyler Common Stock.

Item 2.  Identity and Background.

         (a)      William D. Oates ("Mr. Oates").

         (b)      2911 Turtle Creek Blvd., Suite 1100, Dallas, Texas 75219.

         (c)      President of eiStream, Inc., a document imaging company.

         (d) Mr. Oates has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Oates has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Oates is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 19, 1998, the Company acquired Business Resources Corporation, a Texas corporation ("BRC"). The acquisition was effected by a merger (the "Merger") of BRC with and into T1 Acquisition Corporation, a Texas corporation and wholly owned subsidiary of the Company, now known as Business Resources Corporation. As a result of the Merger, the 87,765 shares of BRC common stock beneficially owned by Mr. Oates were converted into 8,765,000 shares of Tyler Common Stock and cash.

Item 4.  Purpose of Transaction.

         Mr. Oates acquired beneficial ownership of the Tyler Common Stock as a result of the Merger and holds his Tyler Common Stock for investment purposes. Mr. Oates does not have any specific plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but Mr. Oates reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Oates beneficially owns 6,220,374 shares of Tyler Common Stock, which represents 13% of the outstanding Tyler Common Stock. With respect to 1,600,000 of the shares of Tyler Common Stock beneficially owned by Mr. Oates, sole voting power and record ownership was retained pursuant to a collateral pledge arrangement securing payment for 1,600,000 of such shares sold to William Hunter Oates.

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                                                               Page 4 of 5 Pages


         The calculations of the percentage of outstanding Tyler Common Stock are based upon 46,679,447 shares of Tyler Common Stock outstanding on November 7, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

         (b) Mr. Oates has the sole power to vote 6,220,374 shares of Tyler Common Stock and the sole power to dispose of 4,620,374 shares of Tyler Common Stock.

         (c) Set forth below are the dispositions of Tyler Common Stock effected by Mr. Oates since the filing date of his original Schedule 13D:


                                  SHARES
      DATE                      DISPOSED OF             TYPE OF TRANSACTION
      ----                      -----------             -------------------

  November 1998                   300,000            Release of shares held under
                                                     collateral pledge arrangements

  December 1998                   400,000            Gifts to various charities

   April 1999                     300,000            Release of shares held under
                                                     collateral pledge arrangements

  December 1999                     6,000            Gift to charity

    March 2000                      8,000            Gifts to various charities

   August 2000                    654,276            Transfer in payment for the
                                                     purchase of certain assets

 September 2000                   876,350            Transfer in payment for the
                                                     purchase of certain assets

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the sale arrangements with William Hunter Oates described in Item 5(a), pending full payment of the purchase price for the shares sold to such persons, Mr. Oates retains sole voting power and record ownership of such shares and may therefore be deemed to be the beneficial owner of such 1,600,000 shares of Tyler Common Stock.

Item 7.  Material to be Filed as Exhibits.

         None.



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                                                               Page 5 of 5 Pages

Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.




March 16, 2001                              /s/ William D. Oates
                                            ------------------------------------
                                            WILLIAM D. OATES